Exhibit 99.1

Click Holdings Limited Announces Closing of Initial Public Offering

Hong Kong, Oct. 10, 2024 (GLOBE NEWSWIRE) -- Click Holdings Limited (“CLIK” or the “Company”), a Hong Kong-based human resources solutions provider primarily focusing on talent sourcing and the provision of temporary and permanent personnel to customers including accounting and professional firms, Hong Kong listed companies, nursing homes, individual patients, logistics companies and warehouses, today announced the closing of its previously announced initial public offering of an aggregate 1,400,000 Ordinary Shares (“the Offering”) at a price of $4.00 per share (“the Offering Price”) to the public, for a total gross proceeds of $5.6 million to the Company, before deducting underwriting discounts and offering expenses.

The Ordinary Shares began trading on the Nasdaq Capital Market on October 9, 2024, under the symbol "CLIK."

R.F. Lafferty & Co., Inc. (“Lafferty”), a full-service broker/dealer, acted as the primary underwriter for the Offering. Revere Securities LLC (“Revere”), a full-service broker/dealer, acted as the co-manager for the Offering. Dorsey & Whitney LLP, David Fong & Co, Beijing Dacheng Law Offices, LLP (Shenzhen) and Ogier are acting as U.S., Hong Kong, PRC and BVI legal counsel to the Company, respectively. Wei, Wei & Co., LLP is acting as the independent accountants of the Company. VCL Law LLP is acting as the U.S. legal counsel to Lafferty and Revere for the Offering.

The Offering is being conducted pursuant to the Company’s registration statement on Form F-1 (File No. 333-280522), as amended, which was declared effective by the U.S. Securities and Exchange Commission (“SEC”) on September 30, 2024. The Offering is being made only by means of a prospectus, which forms part of the registration statement. Copies of the final prospectus related to the Offering may be obtained, when available, from R.F. Lafferty & Co., Inc., 40 Wall Street, 27th Floor, New York, NY 10005, by phone at +1 212 293 9090 or by email at offering@rflafferty.com; or Revere Securities LLC, 560 Lexington Ave 16th floor, New York, NY, 10022, by phone at +1 212 688 2350 or by email at contact@reversesecurities.com. A copy of the final prospectus relating to the Offering can be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Click Holdings Limited
Click Holdings Limited is a human resources solutions provider, specializing in offering comprehensive human resources solutions in three principal sectors, namely (i) professional solution services, (ii) nursing solution services, and (iii) logistics and other solution services. We are primarily focused on talent sourcing and the provision of temporary and permanent personnel to customers. Our primary market is in Hong Kong and our diverse clientele includes accounting and professional firms, Hong Kong listed companies, nursing homes, individual patients, logistics companies and warehouses. We specialize primarily in placing professional accountants and company secretaries, registered nurses and healthcare workers, as well as other blue-collar workers, for direct hire and contract staffing roles. For more information, please visit our websites https://clickholdings.com.hk.

FORWARD-LOOKING STATEMENTS
Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Luda Technology Group Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

offerings@rflafferty.com
Equity Capital Markets
R. F. Lafferty & Co., Inc.
40 Wall Street, 27th Floor,
New York, NY 10005
212.293.9090